SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
(Name of Issuer)

Shares of Beneficial Interest, par value $1.00 per share
(Title of Class of Securities)

337400105
(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337400105                                           Page 2 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporex Realty & Investment, LLC
          61-0670372
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Kentucky, U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,769,280
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                      -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,769,280
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,769,280 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.11%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporex Companies, LLC
          61-1189951
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Kentucky, U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,769,280
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                     -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,769,280
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,769,280 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.11%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 4 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Butler
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a)
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,969,280
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING             8      SHARED VOTING POWER
        PERSON WITH
                                     -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,969,280
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,969,280 - See Item 5

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 5 of 8 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J. William Blackham III
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  11,000
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                    -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     11,000
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,000 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 1 to Schedule 13D amends Items 4, 5 and 7 of the Schedule 13D filed on July 14, 2003 filed by Corporex Realty & Investment, LLC (“Corporex Realty”), Corporex Companies, LLC (“Corporex Companies”), William P. Butler and J. William Blackham III (Corporex Realty, Corporex Companies and Messrs. Butler and Blackham are collectively referred to herein as the “Reporting Persons”). This filing relates to the shares of beneficial interest, par value $1.00 per share (the “Shares”), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the “Issuer”).

Item 5.    Interest in Securities of the Issuer.

            (c)   Included in the number of Shares beneficially owned by Corporex Realty are 9,000 Convertible Preferred Shares of Beneficial Interest (“Convertible Preferred Shares”) which are convertible within sixty (60) days into 44,280 Shares. Corporex Realty sold: (i) 3,000 Convertible Preferred Shares at an average per share price of $22.00 on July 31, 2003 in a transaction executed on the New York Stock Exchange; (ii) 1,200 Convertible Preferred Shares at an average per share price of $22.00 on August 1, 2003 in a transaction executed on the New York Stock Exchange; and (iii) 300 Convertible Preferred Shares at an average per share price of $21.30 on August 11, 2003 in a transaction executed on the New York Stock Exchange.

            Mr. Blackham disposed of 1,000 Convertible Preferred Shares in three (3) New York Stock Exchange transactions, as follows:

Date of Sale	Number of Shares	Price Per Share
July 30, 2003	200	$21.75
July 31, 2003	300	$21.75
August 1, 2003	500	$21.85

           Also, Mr. Blackham acquired: (i) 4,000 Shares for his own account at a per Share price of $1.83 in a New York Stock Exchange transaction on August 1, 2003; (ii) 6,000 Shares for his own account at a per Share price of $1.82 in a New York Stock Exchange transaction on August 4, 2003; and (iii) on August 11, 2003, 500 Shares each for the accounts of his minor two (2) children at an average price of $1.825 in New York Stock Exchange transactions. Mr. Blackham continues to disclaim beneficial ownership of Shares reported herein by Corporex Realty, Corporex Companies and/or Mr. Butler.

           Additionally, the following Reporting Persons executed the following transactions in Shares on the dates and prices indicated through the New York Stock Exchange.

Date of Purchase	Number of Shares	Price Per Share
Corporex Realty
7/23/03
7/21/03
7/25/03
7/28/03
7/28/03
7/30/03
7/31/03
8/1/03
8/1/03
8/5/03
8/7/03
8/8/03

Mr. Butler
7/15/03
7/10/03
7/17/03
7/18/03
7/21/03
7/22/03
7/24/03
7/29/03
8/4/03
8/5/03
8/6/03
8/11/03	5,000 15,000 10,300 14,700 10,000 5,000 5,000 10,000 5,000 20,000 4,700 20,300 4,000 51,000 2,000 5,000 57,700 17,000 5,000 5,200 1,000 4,100 500 47,500	$1.82 $1.88 $1.82 $1.82 $1.82 $1.83 $1.81 $1.88 $1.81 $1.81 $1.80 $1.82 $1.81 $1.84 $1.87 $1.82 $1.84 $1.84 $1.82 $1.80 $1.79 $1.82 $1.80 $1.83

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2003

CORPOREX REALTY & INVESTMENT, LLC

By:*__________________________________
      Name:
      Title:

CORPOREX COMPANIES, LLC

By:*__________________________________
      Name:
      Title:

*_____________________________________
William P. Butler

*_____________________________________
J. William Blackham III

*By:     /s/ Edward E. Steiner
         Edward E. Steiner
         Attorney-in-Fact